Explanatory Note

TELE NORTE LESTE PARTICIPACOES S.A. (Telemar) Clarifies Questions About the Net Debt Increase

Rio de Janeiro, March 6, 2002 -- Tele Norte Leste Participacoes S.A. (NYSE:
TNE), in response to the questions made during the 4Q01 Earnings Conference Call, held on March 5th, wishes to clarify its 2002 Net Debt guidance.
First, it is important to highlight that the Company's reference to net debt refers to interest bearing liabilities (loans and financing) net of cash and short term investments. Therefore, it does not include other liabilities, such as suppliers and other accounts payable.

For 2002, we are assuming a substantial decrease in the balances related to suppliers and other accounts payable. These accounts shall present a much lower balance in 2002 year-end, when compared to the levels recorded at the end of 2001(R$2,977Mn), 2000(R$1,588Mn) and 1999(R$1,403Mn).

This decrease shall result from a substantial reduction of capital expenditures, which, during 2002, will be more concentrated in the first three quarters of the year. Therefore, we expect a much lower financial carryover taken for 2003.

Second, it is important to note that the announced increase in net debt does not represent an increase in the total liabilities of the Company, but rather a change of liability items, from suppliers/other accounts payable to loans and financing.

Therefore, we expect the increase in net debt to be compensated by an equivalent reduction of those other accounts.

Provided that, it is important to emphasize the main items, besides the EBITDA, which will impact the Company's 2002 cash flow:

1. Financial carry over from the 2001 Capex which will have a cash impact along 2002. This item includes part of 2001 last quarter investments and the second instalment of the PCS license.

2. New investments to be made in 2002 - The Company estimates a maximum consolidated Capex of R$2.5 billion in 2002. These investments will be concentrated in the first 3 quarters of the year, resulting in a marginal financial carry over in 2003.



3. Interests and financial costs related to the Company's Net Debt.

4. Declared Dividends and Interest on Capital over 2001 results.

5. Partial deferment of the negative EBITDA from PCS operations - As released, the PCS operational result will be deferred as pre-operational according to the project implementation stage. So, even after TNL-PCS's launching, part of its result will still be capitalized until the project is fully implemented.


For more information, please visit the company's interactive Investor Relations website, at www.telemar.com.br/ir/.